                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            SCHEDULE 14A INFORMATION
                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
     14a-6(e)(2))
[x] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

                             ECC International Corp.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                               Michael N. Taglich
--------------------------------------------------------------------------------
       (Name of Person(s) Filing Proxy Statement if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(:)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ] $500 per each party to the controversy pursuant to Exchange Act Rule
     14a-6(i)(3).
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)4 and 0-11:

      1)    Title of each class of securities to which transaction applies:
                                 Not Applicable
            ------------------------------------------------------------------

      2)    Aggregate number of securities to which transaction applies:
                                 Not Applicable
            ------------------------------------------------------------------

      3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:(1)
                                 Not Applicable
            ------------------------------------------------------------------

----------
(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

      4)    Proposed maximum aggregate value of transaction:
                                 Not Applicable
            ------------------------------------------------------------------

      5)    Total Fee paid:
                                 Not Applicable
            ------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)    Amount Previously Paid:

            __________________________________________________________________

      2)    Form, Schedule or Registration Statement No.:

            __________________________________________________________________

      3)    Filing Party:

            __________________________________________________________________

      4)    Date Filed:

            __________________________________________________________________

                       1996 Annual Meeting of Stockholders

                                       of

                             ECC International Corp.

                              --------------------
                                 Proxy Statement

                                       of

                               Michael N. Taglich
                              --------------------

TO MY FELLOW ECC INTERNATIONAL CORP. STOCKHOLDERS:

      This Proxy Statement dated October 21, 1996, as amended November 5, 1996 ("Proxy Statement") and the enclosed blue proxy card are furnished to holders of the common stock, $0.10 par value per share ("Common Stock"), of ECC International Corp., a Delaware corporation ("Corporation"), in connection with a solicitation of proxies by Michael N. Taglich, a stockholder of 1,000 shares of Common Stock of the Corporation, for use at the 1996 annual meeting of stockholders of the Corporation to be held on Tuesday, December 3, 1996 and at any adjournments, postponements or rescheduling thereof ("1996 Annual Meeting"). The 1996 Annual Meeting is to take place at 10:00 A.M. (EST) at the offices of the Corporation, 2001 West Oakridge Road, Orlando, Florida 32839-3981.

      Beginning on or about November 5, 1996, this Proxy Statement and the enclosed blue proxy card are being first sent or given to stockholders of the Corporation. The principal executive offices of the Corporation are located at 175 Strafford Avenue, Suite 116, Wayne, Pennsylvania 19087. The address and telephone number of Michael N. Taglich are 100 Wall Street, 10th Floor, New York, New York 10005, (212) 479-7112.

THE PROPOSALS

      In accordance with Article II, Section 14(a) of the By-laws of the Corporation, Michael N. Taglich has given notice to the Corporation that at the 1996 Annual Meeting, the following two (2) proposals will be brought up for discussion and to be voted upon:

1. RESOLVED, that it is the sense of the stockholders of ECC International Corp., expressed at its annual meeting held on December 3, 1996, that the Corporation and/or its businesses be sold so as to maximize the return to stockholders and that the same be done as expeditiously as is consistent therewith, and to that end, the Board of Directors is requested to cause the Corporation to engage an independent nationally recognized investment banking firm to assist the Board in seeking to obtain a purchaser or purchasers on terms and conditions that the Board deems expedient and in the best interests of the Corporation and to submit the same to the stockholders for their authorization.

2. RESOLVED, that Article II, Section 7 of the By-laws of the Corporation be amended by adding the following provisions to the end thereof: "A special meeting of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, shall be called by the Corporation upon written notice from stockholders owning not less than ten (10%) percent of the Corporation's outstanding shares of voting stock, which notice shall set forth the purpose or purposes of such special meeting and the Corporation shall hold the special meeting of stockholders no later than thirty (30) days after the date such notice is received by the Corporation. Notwithstanding anything to the contrary contained in Article X, Section 1 of the By-laws of the Corporation, this By-law may not be amended without the affirmative vote of a majority of shares of voting stock present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter."

The effects of and the reasons for the adoption of both proposals are discussed hereinbelow.

      This Proxy Statement and the enclosed proxy are being furnished to stockholders to seek their support in the adoption of both proposals.

      MICHAEL N. TAGLICH URGES ALL STOCKHOLDERS TO CHECK THE BOX MARKED "FOR" EACH PROPOSAL, DATE, SIGN, AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. IF NO MARK IS MADE, YOU WILL BE DETERMINED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE PROPOSALS SET FORTH ABOVE UNDER THE SECTION "THE PROPOSALS", PROVIDED THAT YOU HAVE SIGNED THE BLUE PROXY CARD.

      INASMUCH AS THE CORPORATION HAS INCLUDED IN ITS PROXY STATEMENT AND PROXY CARD BOTH OF MR. TAGLICH'S PROPOSALS WITH A RECOMMENDATION THAT A VOTE BE CAST "AGAINST" BOTH PROPOSALS, MR. TAGLICH URGES THAT EITHER THE CORPORATION'S PROXY CARD NOT BE SIGNED OR, IF YOU ARE INCLINED TO SIGN IT, THAT YOU CAREFULLY MARK THE BOXES "FOR" BOTH OF MR. TAGLICH'S PROPOSALS (NUMBERED "4" AND "5" ON THE CORPORATION'S PROXY CARD). IN EITHER CASE, YOU ARE URGED TO CHECK THE BOX MARKED "FOR" BOTH OF MR. TAGLICH'S PROPOSALS ON THE ENCLOSED BLUE PROXY CARD, DATE, SIGN AND RETURN IT TO MR. TAGLICH IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

      Shares of Common Stock of the Corporation cannot be voted at the 1996 Annual Meeting in favor of the proposals set forth in the section entitled "THE PROPOSALS" above unless the holder is present in person or represented by proxy. A stockholder signing and returning the enclosed blue proxy card has the power to revoke at any time prior to its exercise by giving notice to the Corporation in writing or in open meeting, but without affecting any vote previously taken.

BACKGROUND

      Following telephone conversations and correspondence between Michael N. Taglich and George W. Murphy, President of the Corporation, on September 11, 1996, Michael N. Taglich sent the following letter to George W. Murphy, President of the Corporation:


            "September 11, 1996

            Mr. George W. Murphy
            ECC International Corp.
            175 Strafford Avenue, Suite 116
            Wayne, PA 19087-3377

            Dear George,

            I have read with interest your press release of August 28, announcing the shareholder rights plan. I agree that ECC should protect shareholders from "abusive take-over tactics".

            However, I also believe it is in the best interests of all shareholders for ECC to consider the sale of the whole company or the sale of the government related business. It is my opinion that the sum of the value of the parts of ECC will be substantially in excess of the current stock price. I believe ECC should allow the shareholders to decide if this plan is advisable. Accordingly I intend to make such a proposal to the Company for inclusion in the proxy and for discussion and action at the annual meeting.

            This proposal will ask the Company to hire a nationally recognized investment banking firm to examine ways to enhance shareholder value, including the possibility of selling the Company.

            I will shortly be making a public announcement about this and would welcome a conversation with you prior to doing so. It is not my intention to put the Company or its employees under any undue pressure. I have repeatedly attempted to work with you and the Board
            - I remain prepared to do so now. I am, however, quite convinced that some action needs to be taken. I am prepared to initiate this without your support.

            I look forward to hearing from you soon.

            Sincerely,

            Michael N. Taglich"

No response was received from Mr. Murphy. Instead, counsel for the Corporation replied as follows:

            "                       September 13, 1996

            Mr. Michael N. Taglich
            100 Wall Street
            10th Floor
            New York, New York 10005

            Dear Mr. Taglich:

                  George Murphy, President of ECC International Corp., has
            referred your letter of September 11, 1996 to this firm.

                  In your letter, you indicated an intent to make a proposal for inclusion in ECC's proxy statement for the annual meeting of stockholders. ECC will include in its proxy statement any stockholder proposal that complies with Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934. You should be aware that Rule 14a-8(a)(3)(i) requires that a proponent shall submit his proposal not less than 120 days in advance of the date of the registrant's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders. Accordingly, last year's proxy statement sets forth on page 14 (a copy of which is enclosed) the deadline for submission of stockholder proposals for this year's annual meeting, which was June 25, 1996.

                  You also mentioned in your letter that you may be making a public announcement concerning your proposal. We would suggest that you may wish to consider seeking the advice of counsel in this regard in order to assure compliance with proxy solicitation and stockholder communications regulations.

                                    Very truly yours,


                                    Philip P. Rossetti

            cc:   Mr. George W. Murphy"

      Mr. Taglich filed this proxy statement in preliminary form with the Securities and Exchange Commission on October 9, 1996, which then became a matter of public record. Shortly thereafter, Mr. Taglich communicated with Mr. Murphy to discuss the proposals and avoid any controversy. Mr. Murphy declined to have any discussions or to give any consideration to the proposals.

      The Corporation's proxy statement issued thereafter, in contrast to its prior efforts to thwart stockholders from having any realistic efforts to call special meetings, attempts to preempt Mr. Taglich's proposal regarding the By-law amendment, but in an unacceptable manner. The Corporation comes forward for the first time to recommend a By-law amendment to permit the calling of special meetings of stockholders at the request of at least 30% of outstanding stock. It should be noted that under the Corporation's Certificate of Incorporation and By-laws, the Board of Directors could effect such an amendment without stockholder approval. The Corporation's proxy statement states that a 30% threshold is necessary "to discourage stockholders who hold a small percentage of the Company's common stock and who may not share the interests and concerns of the Company's stockholders in general, from calling a special meeting of stockholders * * *". Significantly, the entire Board of Directors beneficially owns in the aggregate 11.1% of the outstanding stock which includes stock options that have not been exercised or paid for, without which the entire Board owns less than 10% of the stock.

      The Corporation objects to calling the meeting on 30 days' notice, which it regards as inadequate. Inconsistently, its own proxy statement and notice for the 1996 Annual Meeting is being issued on less than 30 days' notice.

      The Corporation in its proxy statement also recommends voting against Mr. Taglich's other proposal, the sole purpose of which is to advance the opportunity of stockholders to maximize their investment in the Corporation. It opposes that proposal notwithstanding that it admits in its own proxy statement that the return on stock value since 1991 is about 1/3 less than that of the two groups selected by it for comparison purposes.

      The Corporation in its proxy statement refers to its efforts which are no different from those of every commercial enterprise, to obtain new business in the future, that is to say its hopes, its aspirations, the maybe's, the if's. A measure of the weight to be given such optimism is obtainable by the Corporation's description of its failure to renew its Snapple Beverage machine contract as having been "successfully completed". The price of the Corporation's stock does not need any such negative achievements, and assuredly it is not a reason to oppose consideration of Mr. Taglich's proposal.

      Unlike the officers and directors of the Corporation, with their compensation, bonuses, stock options, etc., Mr. Taglich does not receive and does not seek to receive any financial benefits from the Corporation other than an improvement in stock value that would redound to the benefit of all stockholders.

THE EFFECT AND PURPOSES OF THE PROPOSALS

      As to the first proposal: The stock of the Corporation not only has not benefitted from the substantial increase that has occurred in the market price of other listed securities, but quite to the contrary, remains at or near its lowest price in several years. Michael N. Taglich believes that at the current level, the Corporation's stock does not reflect its true value or the purchase price that could be obtained if the Corporation and its businesses were sold.

      It is Michael N. Taglich's opinion that the best way for stockholders to obtain the value of their stockholdings is for the Board of Directors to retain a nationally recognized investment banking firm that is totally independent, that can objectively appraise the value of the Corporation and its businesses and their prospects, and then approach prospective purchasers and assist the Board in negotiating a sale or sales.

      The proposal is precatory and does not deprive the Board of Directors of the ability to consider and evaluate any offers and make recommendations to the stockholders. It would, however, if adopted, make clear to the Board the wishes of the stockholders and their desire to realize the full value of their investment and not wait until some indefinite time in the future when the stock may perhaps have some unquantified appreciation. Stockholders are the owners of the Corporation and the Board has a fiduciary obligation to them, and in discharging its responsibilities, the Board should not give priority to the personal interests of the Board members and the officers of the Corporation. The purpose of the first proposal, if adopted, is to set in motion steps that could cause a purchase offer to be received that would produce more to stockholders than the market price of the stock and that the independent banking firm, after informed objective studies, favorably recommends. The Board should submit the offer to stockholders, with such comments and arguments as it deems appropriate, and it will then be up to the stockholders to make a determination of what is in their best interests. That is corporate democracy and proper corporate governance.

      Michael N. Taglich is not directly or indirectly seeking to obtain control of the Corporation or any of its businesses nor does he seek that there be a sale to or a merger or contract with any particular corporation, group or individual. His objective is solely to maximize stockholder value for all stockholders, and, if you agree with him, he urges you to support the adoption of the proposal.

      As to the second proposal: This proposal is to amend the Corporation's By-laws to provide that stockholders owning at least ten (10%) percent of the Corporation's stock shall have the right to compel the Corporation to hold a special meeting of stockholders. It would not be precatory but would be binding on the Corporation.

      If adopted, it would permit any stockholder or group of stockholders having the requisite number of shares to require that a meeting of stockholders be called for any proper corporate purpose including, without limitation, to consider and vote upon a change in the composition of the Board of Directors. In any such instance, it would be for the stockholders, as the owners of the Corporation, to decide whether to vote for or against whatever may be proposed. It is not intended by Mr. Taglich to promote or discourage a takeover of the Corporation nor does he presently intend to propose a new slate of directors, which if proposed and adopted, could result in the sale of the Corporation or its businesses. The intention of the proposal is to enable stockholders, whose holdings reach the requisite ten (10%) percent threshold, to compel a special meeting of stockholders at any time so that prompt and timely consideration will be given to matters that stockholders deem important to their interests, and not be required to wait until and if the President, Chairman, or the Board majority allows the subject to be acted upon. The lapse of time could be prejudicial.

      Article II, Section 7 of the By-laws authorizes the President, Chairman of the Board, or a majority of the directors to call a special meeting of stockholders. As presently structured, the Bylaws do not authorize stockholders to require that a special meeting be called, irrespective of how large a percentage of the outstanding stock they may own or how important or urgent the matter may be that the stockholders wish to have considered.

      Article EIGHTH, Section 2 of the Corporation's Certificate of Incorporation vests "the power" to amend the By-laws in the Board of Directors (except to classify directors for election for staggered terms). It makes no provision for amendment of the By-laws by stockholders. Article X, Section 1 of the By-laws provides that in addition to the Board's power to amend the By-laws, a majority of the stock may do so at a regular meeting of stockholders and also at a special meeting if the President, Chairman or the Board calls a meeting and if notice of the proposed amendment is contained in the notice of meeting.
Section 109 of the Delaware General Corporation Law ("DGCL") confers on the stockholders of a corporation "the power" to amend the by-laws and, although the board of directors of a corporation may also amend the by-laws, Section 109 of the DGCL specifically states that the power to amend the by-laws cannot be divested from the stockholders. Therefore, it is the opinion of Michael N. Taglich that the stockholders of the Corporation have the power, notwithstanding the terms of the Corporation's Certificate of Incorporation or By-laws, to amend the By-laws under Delaware law and such power is binding upon the Corporation.

      It is the view of Mr. Taglich that, as the Delaware law specifically provides, the stockholders have the right to amend the By-laws, and that special meetings of stockholders should be held at the demand of a holder or holders of at least ten (10%) percent of the outstanding stock, and that there should be no impediments to their doing so.

      Michael N. Taglich urges you to support the above proposal.

INFORMATION REGARDING MICHAEL N. TAGLICH

      Mr. Taglich is the President and a principal stockholder of Taglich Brothers, D'Amadeo, Wagner & Company, Incorporated ("Taglich Brothers"), a registered broker-dealer located in New York, New York. In addition to his own stockholdings in the Corporation, certain of his firm's customers are also stockholders of the Corporation, owning approximately 8.9% of the outstanding voting stock of the Corporation. Neither Mr. Taglich nor Taglich Brothers currently has investment or voting discretion with respect to the customers of Taglich Brothers that currently own shares of the Corporation. In making the proposals set forth herein, Mr. Taglich is acting individually, and neither Taglich Brothers nor any of the customers of his firm or any other stockholder of the Corporation is part of a group on whose behalf he is soliciting proxies.

VOTING PROCEDURES

      The shares of Common Stock are the only shares of capital stock of the Corporation entitled to vote on any of the proposals set forth above under "THE PROPOSALS". Every holder of Common Stock is entitled to one (1) vote for each share of Common Stock held. In accordance with the Corporation's By-laws, at the 1996 Annual Meeting, the holders of a majority of the Common Stock issued and outstanding and entitled to vote thereto, present in person or represented by proxy, shall be required for the purpose of a quorum. For the proposals set forth above under "THE PROPOSALS" to be adopted at the 1996 Annual Meeting, it will be necessary that each proposal receive the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the 1996 Annual Meeting and entitled to vote. Abstentions and broker non-votes will be counted in the determination of a quorum. Abstentions with respect to a proposal will be treated as shares that are present and entitled to vote on such proposal, but will not be counted as a vote in favor of the proposal. Accordingly, an abstention from voting on a proposal will have the same legal effect as a vote against the proposal. Broker non-votes as to a proposal are not treated as shares present and entitled to vote on such proposal and, therefore, have no effect on the voting on such proposal. It is, therefore, of the utmost importance, if you are in favor of the proposals, that you promptly sign and return the enclosed blue proxy card.

      Only holders of record as of the close of business on October 18, 1996 (the "Record Date") will be entitled to vote. If you are a stockholder of record on the Record Date, you will retain your voting rights for the 1996 Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares you own on the Record Date or grant a proxy to vote such shares on the blue proxy card, even if you sell such shares after the Record Date.

      If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the blue proxy card on your behalf.

SOLICITATION OF PROXIES

      Proxies may be solicited by mail, courier service, advertisement, telephone, telecopier, or in person. Solicitations will be made by Michael N. Taglich, Taglich Brothers whom he has retained for that purpose and by employees of that firm; neither Mr. Taglich nor Taglich Brothers nor any of its employees will receive compensation for such solicitation. Michael N. Taglich may request banks, brokerage firms, and other custodians, nominees, and fiduciaries to forward all of the solicitation materials to the beneficial owners of the shares they hold of record. Michael N. Taglich will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers. The entire expense of the solicitation of proxies by Michael N. Taglich for the 1996 Annual Meeting will be borne by Michael N. Taglich. In contrast, the Corporation's proxy statement indicates that the Corporation, in addition to incurring customary costs and expenses incident to the solicitation of proxies for an annual stockholders meeting, has retained the services of a proxy solicitor at an estimted cost of approximately $75,000, plus out-of-pocket expenses. At present, Michael N. Taglich does not intend to seek reimbursement for his expenses from the Corporation or any other party or parties. Michael N. Taglich estimates that the costs incidental to the solicitation of proxies for the 1996 Annual Meeting, including expenditures for printing, postage, legal and related expenses will be approximately $40,000. Total costs incurred to date in furtherance of and in connection with the solicitation of proxies by Michael N. Taglich are approximately $25,000.

ADDITIONAL INFORMATION

      Questions, or requests for additional copies of materials, should be directed to Michael N. Taglich, 100 Wall Street, 10th Floor, New York, New York 10005, Telephone No. (212) 479-7112 and Fax No. (212) 509-6587.

      MICHAEL N. TAGLICH URGES ALL STOCKHOLDERS TO CHECK THE BOX MARKED "FOR" EACH PROPOSAL, DATE, SIGN, AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. IF NO MARK IS MADE, YOU WILL BE DETERMINED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE PROPOSALS SET FORTH ABOVE UNDER THE SECTION "THE PROPOSALS", PROVIDED THAT YOU HAVE SIGNED THE BLUE PROXY CARD.



                                    MICHAEL N. TAGLICH

                                    October 21, 1996, as amended
                                    November 5, 1996

                                   PROXY CARD
                             ECC International Corp.
                       1996 Annual Meeting of Stockholders
                           To Be Held December 3, 1996

                  This Proxy is Solicited by Michael N. Taglich

      The undersigned, is the record holder of Common Stock, par value, $0.10 per share (the "Shares") of ECC International Corp., a Delaware corporation ("Corporation") AND hereby appoints MICHAEL N. TAGLICH for and in the name of the undersigned, to represent and to vote as designated below, all Shares that the undersigned is entitled to vote, as if personally present at the 1996 Annual Meeting or Stockholders of the Corporation to be held at the offices of the Corporation, 2001 West Oakridge Road, Orlando, Florida 32839-3981, on December 3, 1996 at 10:00 a.m. (EST), and at any adjournment, postponement or rescheduling thereof. The undersigned hereby revokes all previous proxies with respect to the matters covered by this Proxy.

      MICHAEL N. TAGLICH RECOMMENDS A VOTE "FOR" ITEMS "1" AND "2" BELOW.

      Please mark, sign, date and return this Proxy Card to Mr. Taglich promptly in the postage-paid envelope enclosed.

      (Continued and to be signed on the reverse side.)

|X|   Please mark your votes
      as in this example.                            FOR   AGAINST   ABSTAIN

      1.    RESOLVED, that it is the sense of        |_|     |_|       |_|
            the stockholders of ECC
            International Corp., expressed at
            its annual meeting held on
            December 3, 1996, that the
            Corporation and/or its businesses
            be sold so as to maximize the
            return to stockholders and that
            the same be done as expeditiously
            as is consistent therewith, and
            to that end, the Board of
            Directors is requested to cause
            the Corporation to engage an
            independent nationally recognized
            investment banking firm to assist
            the Board in seeking to obtain a
            purchaser or purchasers on terms
            and conditions that the Board
            deems expedient and in the best
            interests of the Corporation and
            to submit the same to the
            stockholders for their
            authorization.

      2.    RESOLVED, that Article II,               |_|     |_|       |_|
            Section 7 of the By-laws of the
            Corporation be amended by adding
            the following provisions to the
            end thereof: "A special meeting
            of the stockholders, for any
            purpose or purposes, unless
            otherwise prescribed by statute
            or by the Certificate of
            Incorporation, shall be called by
            the Corporation upon written
            notice from stockholders owning
            not less than ten (10%) percent
            of the Corporation's outstanding
            shares of voting stock, which
            notice shall set forth the
            purpose or purposes of such
            special meeting and the
            Corporation shall hold the
            special meeting of stockholders
            no later than thirty (30) days
            after the date such notice is
            received by the Corporation.
            Notwithstanding anything to the
            contrary contained in Article X,
            Section 1 of the By-laws of the
            Corporation, this By-law may not
            be amended without the
            affirmative vote of a majority of
            shares of voting stock present in
            person or represented by proxy at
            a meeting of the Corporation's
            stockholders and entitled to vote
            on the matter.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no mark is made, this proxy will be determined to be directed to vote "FOR" the above proposals.

PLEASE MARK, SIGN, DATE AND  RETURN THE PROXY CARD
PROMPTLY USING THE ENCLOSED ENVELOPE.







SIGNATURE(S)_________________________DATE_____________
NOTE: Please sign exactly as name appears. When shares are held as joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer and if a partnership, please sign in the partnership name by authorized person.